                                                                                                                                                                                                                                  Exhibit 99.1

For immediate release
   Contact: Jennifer Clippinger
CommunityBanks
717.920.5838

Regulators Approve Mergers

Harrisburg, PA (February 27, 2007) - The announced mergers between the bank subsidiary of Community Banks, Inc. (listed on the NASDAQ Global Select Market as “CMTY”) and East Prospect State Bank and between Community Banks, Inc. and BUCS Financial Corp have been approved by the banking regulators.

Community Banks, Inc., a financial holding company with approximately $3.5 billion in assets and 74 banking offices throughout central and eastern Pennsylvania and northern Maryland, is headquartered in Harrisburg, Pennsylvania. East Prospect State Bank has one banking office in East Prospect, Pennsylvania and over $58 million in total assets. BUCS Financial Corp, a bank holding company with approximately $149 million in assets and 4 banking offices, is headquartered in Owings Mills, Maryland.

Upon consummation of the transactions, East Prospect's banking office will become a part of CommunityBanks’ York Region, and its twentieth office in York County, Pennsylvania. The BUCS banking offices will expand CommunityBanks’ presence in Maryland. If the East Prospect and BUCS shareholders approve the mergers at their meetings on March 14 (East Prospect) and March 21 (BUCS), the companies expect to complete the mergers on April 1, 2007.

This press release contains "forward-looking" information as defined by the Private Securities Litigation Reform Act of 1995, which is based on Community's current expectations, estimates and projections about future events and financial trends affecting the financial condition of the businesses. These statements are not historical facts or guarantees of future performance, events, or results. Such statements involve potential risks and uncertainties and, accordingly, actual performance results may differ materially. Community undertakes no obligation to update or revise forward-looking information, whether as a result of new, updated information, future events, or otherwise.